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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Technical Olympic USA, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
878483106
(CUSIP Number)
Randy L. Kotler
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: Technical Olympic S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Greece

	7	SOLE VOTING POWER:

NUMBER OF		39,899,975 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,999,975 shares

WITH	10	SHARED DISPOSITIVE POWER:

30,900,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,899,975 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

     This Amendment No. 13 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003, November 13, 2003, December 16, 2003, November 4, 2004, September 21, 2005, July 5, 2006, October 10, 2006, January 12, 2007, January 30, 2007, March 14, 2007, and on March 20, 2007 by providing the additional information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 is hereby amended to add the following:
     As previously reported, the Reporting Person entered into a Pledge Agreement dated June 16, 2006 (the “Alpha Agreement), in favor of Alpha Bank S.A. (“Alpha”), in connection with a €20,000,000 bond issue by the Reporting Person (the “Alpha Bond Loan Plan”). Pursuant to the Alpha Agreement, the Reporting Person initially pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 5,500,000 shares of Common Stock (the “Alpha Initial Pledged Shares”). On October 5, 2006, pursuant to the terms of the Alpha Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 2,400,000 shares of Common Stock (the “Alpha First Additional Pledged Shares”). On March 20, 2007, pursuant to the terms of the Alpha Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 3,100,000 shares of Common Stock (the “Alpha Second Additional Pledged Shares”). On April 3, 2007, pursuant to the terms of the Alpha Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 9,600,000 shares of Common Stock (collectively with the Alpha Initial Pledged Shares, Alpha First Additional Pledged Shares, and Alpha Second Additional Pledged Shares, the “Alpha Shares”).
     Prior to the declaration of an event of default under the Alpha Agreement, the Reporting Person is entitled to vote or consent with respect to the Alpha Shares in any manner not inconsistent with the Alpha Agreement or any instrument delivered pursuant to or in connection with the Alpha Agreement. Upon a declaration of default, Alpha has the right to vote or consent with respect to the Alpha Shares and the right to dispose of the Alpha Shares. Pursuant to the Alpha Agreement, the Reporting Person granted to Alpha an irrevocable proxy to vote the Alpha Shares, which is effective upon the occurrence of an event of default under the Alpha Agreement. The Alpha Agreement will continue in full force and effect until all of the obligations of the Reporting Person to the bond holders arising under the Alpha Bond Loan Plan or other documents delivered pursuant thereto have been paid in full or otherwise satisfied.

     As previously reported, the Reporting Person entered into a Pledge Agreement dated December 28, 2006 (the “Cyprus Agreement), in favor of Bank of Cyprus Public Company Limited (“Cyprus”), in connection with a €10,000,000 bond issue by the Reporting Person (the “Cyprus Bond Loan Plan”). Pursuant to the Cyprus Agreement, the Reporting Person initially pledged and assigned to the bond holders, and created a first priority security interest in, all of its rights, title and interest in and to 4,500,000 shares of Common Stock (the “Cyprus Initial Pledged Shares”). On March 14, 2007, pursuant to the terms of the Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 800,000 shares of Common Stock (the “Cyprus First Pledged Shares”). On April 3, 2007, pursuant to the terms of the Cyprus Agreement, the Reporting Person pledged and assigned to the bond holders, and created a first priority interest in, all of its rights, title and interest in and to an additional 5,000,000 shares of Common Stock (collectively with the Cyprus Initial Pledged Shares, and the Cyprus First Pledged Shares, the “Cyprus Shares”).
     Prior to the declaration of an event of default under the Cyprus Agreement, the Reporting Person is entitled to vote or consent with respect to the Cyprus Shares in any manner not inconsistent with the Cyprus Agreement or any instrument delivered pursuant to or in connection with the Cyprus Agreement. Upon a declaration of default, Cyprus has the right to vote or consent with respect to the Cyprus Shares and the right to dispose of the Cyprus Shares. Pursuant to the Cyprus Agreement, the Reporting Person granted to Cyprus an irrevocable proxy to vote the Cyprus Shares, which is effective upon the occurrence of an event of default under the Cyprus Agreement. The Cyprus Agreement will continue in full force and effect until all of the obligations of the Reporting Person to the bond holders arising under the Cyprus Bond Loan Plan or other documents delivered pursuant thereto have been paid in full or otherwise satisfied.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 4, 2007	TECHNICAL OLYMPIC S.A.
	By:	/s/ Konstantinos Stengos
		Name:	Konstantinos Stengos
		Title:	President